

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Jonathan Schwefel
Chief Executive Officer
Vince Holding Corp.
500 5th Avenue-20th Floor
New York, NY 10110

Re: Vince Holding Corp.
Registration Statement on Form S-3
Filed September 9, 2021
File No. 333-259412

Dear Mr. Schwefel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services